

October 3, 2017

Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

      Re: **Barclays PLC**
            Barclays Bank PLC
            Form 20-F for the Fiscal Year Ended December 31, 2016
            Filed February 23, 2017
            Form 6-K Filed July 28, 2017
            File Nos. 001-09246 and 001-10257

Dear Mr. Morzaria:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Stephanie L. Sullivan

      Stephanie L. Sullivan
      Senior Technical and Policy Advisor
      Office of Financial Services